Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 5 DATED JUNE 13, 2024
TO THE PROSPECTUS DATED APRIL 12, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of July 1, 2024;
•to disclose the calculation of our May 31, 2024 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to provide updates to our Investment Committees.
July 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2024 (and repurchases as of June 30, 2024) is as follows:

Transaction Price (per share)
Class T	$27.6983
Class S	$27.7515
Class D	$27.7187
Class I	$27.8348
Class E	$29.2676
The July 1, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
May 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. In addition, Capright also provides a monthly opinion of reasonableness for the aggregate value of all properties that were not appraised that month. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued monthly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2024.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of May 31, 2024:

$ in thousands, except share/unit data
Components of NAV	May 31, 2024
Investments in real estate	$794,179
Investments in unconsolidated entities	143,083
Investments in real estate-related securities	39,352
Investment in commercial loan	34,717
Investment in affiliated fund	25,812
Cash and cash equivalents	45,181
Restricted cash	5,644
Other assets	8,467
Mortgage notes, revolving credit facility and financing obligation, net	(386,567)
Subscriptions received in advance	(1,566)
Other liabilities	(15,507)
Management fee payable	(332)
Accrued stockholder servicing fees	(15)
Non-controlling interests in joint-ventures	(59,686)
Net asset value	$632,762
Number of outstanding shares/units	22,195,510
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2024:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$17,384	$18,848	$24,262	$128,363	$35,137	$404,630	$4,138	$632,762
Number of outstanding shares/units	627,606	679,160	875,281	4,611,607	1,200,538	14,059,932	141,386	22,195,510
NAV Per Share/Unit as of May 31, 2024	$27.6983	$27.7515	$27.7187	$27.8348	$29.2676	$28.7789	$29.2676
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.0%	5.7%
Office	8.8%	7.3%
Industrial	7.2%	6.0%
Self-Storage	7.8%	5.8%
Multifamily	7.0%	5.5%
Student Housing	7.3%	5.6%
Retail	8.3%	7.3%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.0%	2.9%	2.7%	3.0%	2.8%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.5)%	(2.7)%	(2.6)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of June 11, 2024, we have issued and sold in our public offering (1) 6,457,577 shares of our common stock (consisting of 268,376 Class T shares, 323,565 Class S shares, 521,219 Class D shares, 3,323,454 Class I shares and 2,020,963 Class E shares) in the primary offering for total proceeds of $195.0 million and (2) 88,498 shares of our common stock (consisting of 9,112 Class T shares, 5,884 Class S shares, 16,445 Class D shares, 40,481 Class I shares and 16,576 Class E shares) pursuant to our distribution reinvestment plan for a total value of $2.6 million. As of May 31, 2024, our aggregate NAV was $632.8 million. We intend to continue selling shares in our public offering on a monthly basis.

Invesco Real Estate Investment Committees Updates
Invesco Real Estate updated the membership of its Equity Investment Committee and Credit Investments Committee, effective June 1, 2024.
The following disclosure modifies the disclosure in the sections of the Prospectus entitled "Management-The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committees” and all related disclosures in the Prospectus.
Invesco Real Estate Investment Committees
Equity Investment Committee

Name	Position
Stephanie Holder (Chair)	Managing Director, Head of U.S. Dispositions and Financing
Chase A. Bolding (Second Chair)	Managing Director, Portfolio Manager
Peter Feinberg	Managing Director, Portfolio Manager
Jay P. Hurley	Managing Director, Portfolio Manager—Value-Add Funds
T. Gregory Kraus	Managing Director, Head of U.S. Transactions
Kevin Pirozzoli	Managing Director, Investment Management, Regional Investment Manager
For information concerning the background of Ms. Holder and Messrs. Bolding, Feinberg, Hurley, Kraus and Pirozzoli, see “Management—Additional Officers” and “—The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committee” in the Prospectus.

Credit Investment Committee

Name	Position
Perry Chudnoff (Chair)	Managing Director, Investment Management, Regional Investment Manager
Justin Rimel (Second Chair)	Managing Director, Portfolio Manager—Value—Add Funds
Andrew Gordon	Managing Director, Head of Real Estate Credit - Europe
Stephanie Holder	Managing Director, Head of U.S. Dispositions and Financing
Andrew Lane	Senior Director, Transactions
Charlie Rose	Managing Director, Global Head of Real Estate Credit
Rohullah Sharifi	Managing Director, Transactions
For information concerning the background of Ms. Holder and Messrs. Chudnoff, Rimel, Gordon and Rose, see “Management—The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committees—Credit Investment Committee” in the Prospectus. Information concerning the background of the remainder of the individuals is set forth below.
Andrew Lane. Andrew Lane serves as Senior Director, Transactions, at Invesco Real Estate where he is responsible for the firm's platform investment activity. Prior to joining Invesco in 2016, he was an analyst at HFF Inc., where he advised clients on disposition, recapitalization, and financing assignments across a variety of real estate sectors. Mr. Lane serves as a member of the Board of Directors of Avanta Residential, Ground Lease REIT, Homestead Communities and as an observer to the Board of Directors of Pine Tree. He earned a Bachelor of Business Administration with a major in finance from the University of Notre Dame.
Rohullah Sharifi. Rohullah Sharifi serves as the Managing Director of Transactions at Invesco Real Estate, responsible for new equity placements in Northern California and Washington. Mr. Rohullah began his investment career in 2004 and joined Invesco Real Estate in 2013. Prior to joining Invesco, he was assistant vice president with OneWest Bank, where he managed a portfolio of distressed commercial real estate assets acquired from IndyMac Bank. Prior to joining OneWest, he was a senior associate with Arch Bay Capital, where he managed the firm’s single- and multifamily rental platform. He began his career in the real estate group at Deloitte. Mr. Rohullah earned a Master of Business Administration degree from the UCLA Anderson School of Management and a B.S. degree from the University of California at Berkeley Haas School of Business.
Invesco Real Estate Income Trust Inc. Steering Committee
Invesco Real Estate Income Trust Inc. updated the membership of its Steering Committee, effective June 1, 2024.
The following disclosure modifies the disclosure in the sections of the Prospectus entitled "Management-The Adviser and Invesco Real Estate—Invesco Real Estate Income Trust Inc. Steering Committee” and all related disclosures in the Prospectus.
The members of the Steering Committee and their respective positions with Invesco Real Estate are as follows:

Name	Position
Chase A. Bolding	Managing Director, Portfolio Manager
Nicholas G. Buss	Managing Director, Strategic Analytics, North America
Stephanie Holder	Managing Director, Head of U.S. Dispositions and Financing
T. Gregory Kraus	Managing Director, Head of U.S. Transactions
Charlie Rose	Managing Director, Global Head of Real Estate Credit
For information concerning the background of Ms. Holder and Messrs. Bolding, Buss, Kraus and Rose, see “Management—Additional Officers,” “—The Adviser and Invesco Real Estate—Invesco Real Estate Investment Committees—”and “—The Adviser and Invesco Real Estate—Invesco Real Estate Income Trust Inc. Steering Committee” in the Prospectus.